Algonquin Power & Utilities Corp. Reports Second Quarter 2026 Financial Results
Reports second quarter 2026 net earnings1 per common share of $0.01 and Adjusted Net Earnings per common share2 of $0.04
Achieved regulatory progress across key proceedings in Missouri, California and Kansas
OAKVILLE, Ontario - August 7, 2026 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) ("AQN", "Algonquin" or the "Company") today reported second quarter 2026 net earnings of $4.9 million, or $0.01 per common share, and Adjusted Net Earnings2 of $29.2 million, or $0.04 per common share. For the six months ended June 30, 2026, net earnings were $88.0 million, or $0.11 per common share, and Adjusted Net Earnings2 were $128.8 million, or $0.17 per common share. These results compared to net earnings of $14.8 million, or $0.02 per common share, and Adjusted Net Earnings2 of $33.6 million, or $0.04 per common share, for the second quarter of 2025, and net earnings of $107.6 million, or $0.14 per common share, and Adjusted Net Earnings2 of $142.6 million, or $0.19 per common share, for the six months ended June 30, 2025.
All amounts are shown in United States dollars ("U.S. $" or "$"), unless otherwise noted.
“The second quarter marked another step forward in Algonquin’s transformation into a premier, pure-play utility,” said Rod West, Chief Executive Officer of AQN. “We advanced key regulatory priorities, reinforced financial and operational discipline and continued to make investments across our utilities that support safe and reliable service while balancing customer affordability. These actions are helping us build a stronger business and position Algonquin to deliver steady, predictable value for customers, communities and shareholders.”
Net earnings (loss) by business unit and Total Adjusted Net Earnings2

	Three months ended		Six months ended
	June 30,		June 30,
(all dollar amounts in $ millions except per share information)	2026	2025	2026	2025
Net earnings by business units
Net earnings for Regulated Services Group	$30.0	$43.9	$149.4	$167.5
Net earnings for Hydro Group	3.1	8.9	5.2	25.5
Net loss for Corporate Group	(28.2)	(38.0)	(66.6)	(85.4)
Net earnings attributable to common shareholders	4.9	14.8	88.0	107.6

Adjusted Net Earnings[2]	$29.2	$33.6	$128.8	$142.6

Per common share
Basic and diluted net earnings	$0.01	$0.02	$0.11	$0.14
Adjusted Net Earnings[2]	$0.04	$0.04	$0.17	$0.19
Weighted average number of common shares outstanding	769,712,719	768,056,555	769,289,055	767,864,646
1 All amounts herein are from continuing operations and are attributable to common shareholders, unless otherwise noted
2 Please refer to "Non-GAAP Measures" below

Business Segment Highlights
Regulated Services Group Overview
Achieved regulatory progress across key proceedings:
•Following improvements to customer performance metrics, on July 15, 2026, the Missouri Public Service Commission issued an order for implementation of a $97.0 million revenue adjustment effective August 3, 2026 for Empire Electric Missouri. The revenue adjustment is to be phased in over three years and reflects the significant progress made to improve customer service and billing performance while advancing investments that enhance reliability and service for Missouri customers. The Company also has the ability to earn an additional $13.7 million annually if it meets additional customer performance metrics agreed to and filed with the Commission. The Company filed interim metrics on May 30, 2026 and is currently tracking performance against those metrics.
•On June 22, 2026, the California Public Utilities Commission (“California PUC”) issued a Proposed Decision in CalPeco’s Wildfire Expense Management Account (“WEMA”) cost recovery proceeding associated with the November 17, 2020 wildfire in California (the “Mountain View Fire”). The Proposed Decision, which remains subject to final California PUC approval, would authorize recovery of approximately $58.1 million, or 75%, of requested costs.
•Received confirmation that the Expedited Resource Adequacy 250 MW generation project qualifies as an eligible asset for treatment under Missouri’s Construction Work in Progress (“CWIP”) framework allowing for Allowance for Funds Used During Construction recovery and partially reducing regulatory lag. The Company expects to seek CWIP treatment for the project in its next Missouri rate case.
•On July 21, 2026, the Kansas Public Service Commission approved a settlement in the Empire Electric Kansas rate case, with new rates in effect August 1, 2026. The settlement includes an $8.8 million annual rate adjustment, phased in over two years, plus the right to retain 50% of wind revenues sold into the Southwest Power Pool in the first year of the phase-in.
•In Arizona, the assigned Administrative Law Judge issued a Recommended Opinion and Order on July 24, 2026 in the Litchfield Park Water & Sewer rate case including a formula rate proposal approval, combined rate adjustment of $15.0 million with a 9.75% return on equity (“ROE”), and 54.0% equity layer with a commission decision expected in August 2026.
•Filed requests with FERC to modify transmission formula rates for Empire Electric to a projected formula from historical, along with incentive requests related to CWIP.
•On May 29, 2026, New York Water filed an application with the New York Public Service Commission requesting a revenue adjustment of $38.1 million, based on an ROE of 10.0% and an equity ratio of 48.0%.
•On July 30, 2026, EnergyNorth filed with the New Hampshire Public Utilities Commission for a rate adjustment of $35.8 million with a 10.25% ROE and a 52.0% equity ratio.
•On May 15, 2026, Empire Electric filed an application with the Arkansas Public Service Commission requesting a rate adjustment of $8.4 million. The request is based on an ROE of 10.0% and an equity ratio of approximately 53.4%.
•On May 14, 2026, the California PUC issued orders authorizing revenue decreases for Apple Valley Water and Park Water of approximately $2.4 million and $0.3 million, respectively, for the 2025 test year.
Regulated Services Group — Second Quarter 2026
The Regulated Services Group reported net earnings of $30.0 million in the second quarter of 2026, compared to net earnings of $43.9 million in the second quarter of 2025. Key drivers for the second quarter were:
•A one-time write-off of $17.2 million related to the WEMA proposed decision;
•Approved rates at CalPeco of $12.1 million, offset by higher wildfire insurance expenses of $5.7 million;

•Approved rates across multiple other utility systems, customer growth, and favourable weather as compared to the prior year of $7.5 million partially offset by a rate reduction at Apple Valley Water and Park Water retroactive to July 2025 of $3.1 million;
•Increased operating expenses including increased gas safety and excellence costs of $3.3 million; and
•Increased interest expense of $7.7 million due to the impact of new financings and higher commercial paper usage.
Regulated Services Group — Year-to-Date 2026
The Regulated Services Group reported net earnings of $149.4 million for the six months ended June 30, 2026, compared to net earnings of $167.5 million for the comparable period in 2025. Key drivers of year-to-date results were:
•A one-time write-off of $17.2 million related to the WEMA proposed decision;
•Implementation of $72.8 million of approved rates at CalPeco, including retroactive revenues of $48.6 million, offset by higher wildfire insurance expenses recovered in rates of $34.2 million;
•Approved rates across multiple other utility systems and customer growth totaling $11.0 million, offset by a rate reduction at Apple Valley Water and Park Water retroactive to July 2025 of $3.1 million;
•The non-recurrence of certain 2025 items including favourable depreciation deferrals and pension adjustments totaling $9.8 million;
•Increased operating expenses consisting of increased gas safety and excellence costs of $6.3 million and higher labour, benefits, maintenance costs, and property taxes of $14.1 million;
•Unfavourable weather versus prior year of $9.9 million; and
•Increased interest expense due to the impact of new financings and higher commercial paper usage.
Hydro Group – Second Quarter and Year-to-Date 2026
The Hydro Group recorded net earnings of $3.1 million in the second quarter of 2026, compared to net earnings of $8.9 million in the second quarter of 2025, and recorded net earnings of $5.2 million for the six months ended June 30, 2026 compared to $25.5 million for the same period in 2025. For both the second quarter and year-to-date, the decrease in net earnings was primarily due to prior year income tax recoveries resulting from a tax basis step-up from a reorganization in connection with the Company’s sale of its renewable energy business (excluding hydro) of $2.5 million and $15.9 million, respectively.
Corporate Group – Second Quarter and Year-to-Date 2026
The Corporate Group recorded a net loss of $28.2 million in the second quarter of 2026, compared to a net loss of $38.0 million for the same period in 2025, and recorded a net loss of $66.6 million for the six months ended June 30, 2026, compared to a net loss of $85.4 million in the same period in 2025. For the second quarter, the decrease in net loss was primarily due to foreign exchange losses resulting from favourable foreign exchange revaluation and higher income tax recoveries, both in the current period. For the year-to-date period, the decrease in net losses was primarily related to lower foreign exchange losses resulting from favourable foreign exchange revaluation, higher income tax recoveries, and a prior year settlement of a foreign exchange forward contract used to hedge underlying debt from the Company’s former renewable energy group (excluding hydro). Additionally, during the quarter, Liberty Utilities Co. issued $1.15 billion aggregate principal amount of unsecured Senior Notes, the proceeds of which were used to repay Canadian holding company debt of $1.15 billion that matured on June 15, 2026, supporting the Company’s tax optimization initiatives.
Intention to Redomicile to the United States
AQN is announcing its intention to redomicile the incorporation of the Company to the United States. The redomicile is expected to deliver several strategic and financial benefits, including:
•Better aligning AQN’s corporate structure with its asset footprint, as over 80% of the Company’s operations are in the United States, with less than 5% in Canada;
•Reducing cross-border tax inefficiencies and supporting a stronger long-term financial profile; and

•Broadening access to capital and creating a potential path for inclusion in certain United States equity indices and funds over time.
AQN expects the redomicile to strengthen its long-term profile while supporting the continued delivery of local utility operations, regulatory obligations and customer service. The Company expects to maintain its significant presence in Oakville, Ontario and establish its headquarters in Chicago, Illinois where AQN senior executive leadership would be based.
“The redomicile would align our corporate structure with our predominantly U.S.-based asset footprint, supporting the work already underway to simplify the business as part of our ‘Back to Basics’ strategy,” said Rod West, Chief Executive Officer of AQN. “We believe this is the right next step toward building a more focused, disciplined and durable company that is well positioned to serve its stakeholders for years to come.”
To effect the redomicile, AQN would continue to Delaware pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act. AQN’s common shares would continue trading on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol "AQN,” with its preferred shares and Series 2019-A subordinated notes also continuing on their respective exchanges, subject to applicable approvals.
The Company currently expects to seek shareholder approval in the first half of 2027 and to complete the redomicile upon receipt of the required shareholder, court and other approvals, and satisfaction of customary closing conditions.
Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, August 7, 2026, hosted by Chief Executive Officer, Rod West, and Chief Financial Officer, Rob Stefani.

Date:	Friday, August 7, 2026
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number:	1 (800) 715-9871
	Toll Dial-In Number:	1 (646) 307-1963
	Conference ID:	2052513
Webcast:	https://edge.media-server.com/mmc/p/h2pdepd9
Presentation also available at: www.algonquinpower.com
AQN’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2026 and management discussion and analysis for the three and six months ended June 30, 2026, (the “Interim MD&A”) will be available on its website at www.algonquinpower.com and in its corporate filings on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar (for U.S. filings).
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). The words "will", "expects", “would”, "believes", "estimates", "targets", "forecast", "outlook", "guidance", "projected" (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: value creation and the ability to deliver steady, predictable value for customers, communities and shareholders and to become a premier pure-play regulated utility; CWIP treatment for Empire Electric Missouri’s 250 MW generation investment; expected cost recoveries associated with the Mountain View Fire; regulatory filings and proceedings, including the expected timing, impacts and outcomes thereof; the Company’s intention to redomicile to the United States, including the expected strategic and financial benefits thereof, the Company’s long-term profile following the redomicile, including its ability to serve its stakeholders, the location of the Company’s headquarters and executive leadership and its presence in Oakville, Ontario following the redomicile, the steps required to effect the redomicile, the treatment of certain of the Company’s outstanding securities and the expected timing of the redomicile and related shareholder meeting. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's annual information form and annual management discussion & analysis, each for the year ended December 31, 2025, and Interim MD&A each of which is or will be available on SEDAR+ and EDGAR.
Given these assumptions and risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The term "Adjusted Net Earnings" is used in this news release and is a non-GAAP financial measure. An explanation of this non-GAAP financial measure can be found in the section titled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure can be found below. In addition, Adjusted Net Earnings is presented in this news release on a per common share basis. "Adjusted Net Earnings per common share" is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.
The following table shows the reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings exclusive of these items:

	Three months ended		Six months ended
	June 30,		June 30,
(all dollar amounts in $ millions except per share information)	2026	2025	2026	2025
Net earnings attributable to common shareholders	$1.0	$21.5	$84.6	$115.7
Add (deduct):
Earnings (Loss) from discontinued operations, net of tax	3.9	(6.7)	3.4	(8.1)
Loss (gain) on derivative financial instruments	—	(0.3)	—	6.9
Restructuring costs[3]	9.7	6.8	28.9	12.4
WEMA write-off[3]	17.2	—	17.2	—
Loss on foreign exchange	3.8	14.0	3.8	17.9
Adjustment for taxes related to above	(6.4)	(1.7)	(9.1)	(2.2)
Adjusted Net Earnings	$29.2	$33.6	$128.8	$142.6
Adjusted Net Earnings per common share	$0.04	$0.04	$0.17	$0.19

3	See Note 12 in the unaudited interim condensed consolidated financial statements.
Contacts
Investor Inquiries:
Brian Chin - Vice President, Investor Relations
Amanda Bersing - Manager, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose - Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500